Exhibit 21.1

List of Subsidiaries

At the time of this offering, the following entities will become subsidiaries of Mercury Payment Systems, Inc.

Name	State or Other Jurisdiction of Incorporation or Organization

Mercury Payment Systems, LLC	Delaware
MML 1 LLC	Delaware
Mercury Payment Systems Canada, LLC	Delaware